Crown Dynamics Corp.
113 Barksdale Professional Center
Newark, DE 19761

June 27, 2011

By Fax and Edgar

Russell Mancuso
Branch Chief - Legal
Securities and Exchange Commission
Fax:  202-772-9349

Re: Crown Dynamics Corp.
Registration Statement on Form S-1 - Amendment No. 3
Filed May 11, 2011
File No. 333-169501

Dear Mr. Mancuso:

Crown Dynamics Corp. (“CDC”) acknowledges receipt of the letter dated June 3, 2011 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC").  Per the instructions in your letter, we have amended our Registration Statement on Form S-1 (the "Fourth Amended Draft") and have tracked all changes in the edgarized document for ease of review.  The following is an item-by-item response to the Staff’s comments.

We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings.  Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient.  We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments.  Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that CDC is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing.  We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

Crown Dynamics Corp.
113 Barksdale Professional Center
Newark, DE 19761

Form S-1 Facing Page

1.	We note that our December 12, 2010 letter sent to the address on the facing page was returned to us. Please tell us why mail appears to be undeliverable at that address.

Response:                      We have spoken with our registered agent and they have confirmed to us that they are accepting documents on our behalf. We do not know why your letter was not able to be delivered to our registered agent in Delaware.

Prospectus Cover Page

2.
Please reconcile your disclosure in the first paragraph regarding your need to raise net proceeds of $46,690 to avoid bankruptcy with your disclosure on page 9 regarding the need to raise net proceeds of $40,000 to continue operations.

Response:                      Revised.  We have revised Risk Factor No. 4 to state that we need to raise $46,690 to continue operations for 12 months.  Please see the Fourth Amended Draft.

Risk Factors, page 8

3.
We note your responses to prior comments 7, 18 and 20. Given the similarities of the parties involved in the development of other patents purchased from the party who sold you your patent, the basis for your statements regarding lack of awareness is unclear. Please tell us the extent of your knowledge of companies other than Dynamic Ventures that have disclosed that they intend to develop patents purchased from the party that sold you your patent, whether any such company has commercialized that technology, and whether those other companies continue to attempt to commercialize the technology or have changed their business plan. If you have no knowledge of this information, please state clearly in your response why you have no such knowledge of this information, please state clearly in your response why you have no knowledge given the similarities of the parties involved.

Response:                      When we purchased the patent underlying our technology from Illanit Appelfeld, an attorney and representative of a patent attorney firm involved in the purchase and resale of patents to interested companies that then develop products or commercialize the purchased patents, we were not aware of any other patents sold by Ms. Appelfeld or of any other companies that purchased patents from Ms. Appelfeld.  However, we have since learned that Ms. Appelfeld or her law firm has sold patents to several companies, including Dynamic Applications Corp., Dynamic Ventures Corp., and Global Dynamics Corp.  We have also learned that Dynamic Ventures Corp. and Global Dynamics Corp. changed their business plans, which initially disclosed that they intended to commercialize the technology that they had acquired from Ms. Appelfeld or her law firm, before the technology purchased had been commercialized.  To our knowledge, none of these companies that have purchased patents from Ms. Appelfeld or her law firm has yet to commercialize the technology that it acquired.

Crown Dynamics Corp.
113 Barksdale Professional Center
Newark, DE 19761

We will rely on third party licenses to develop, manufacture and market a product, page 10

4.	Please reconcile the disclosure in the last paragraph on page 18 and the third paragraph on page 19 that you will develop a prototype with your response to prior comment 8.

Response:                      Revised.  We have revised our disclosure in the last paragraph on page 18 and the third paragraph on page 19 to conform to our updated business plan pursuant to which we intend for our third party licensees to be responsible for developing a prototype.  Please see the Fourth Amended Draft.

We did not conduct due diligence regarding the investors' experience, page 13

5.
Given your added disclosure in response to prior comment 25, please tell us why you believe you have reasonable basis for your statement on page 1 regarding the technology being adopted as a standard in all homes and your statements on page 17 regarding better and more healthy tooth brushing.  Provide us objective support for the statements. You response to prior comment 26 does not provide support for the statement that better and more healthy tooth brushing would result if the purpose of the invention is realized, particularly given the last sentenced of the third paragraph of your Competition disclosure on page 18.

Response:                      Revised.  We do not have objective support for our statements on page 1, 17 and 18, and therefore we have deleted these statements from the revised document.  Please see the Fourth Amended Draft.

Dilution, page 15

6.	Please ensure that you include correct amounts in the row entitled "Increase per share to existing Shareholders" when you update the disclosure in this section.

Response:                      Revised.  We have revised the "Increase per share to existing Shareholders" row in the Dilution Section.  Please see the Fourth Amended Draft.

Crown Dynamics Corp.
113 Barksdale Professional Center
Newark, DE 19761
Our Business, page 16

7.	We note your response to prior comment 18. Please clarify how the toothbrush patent sold to you is similar to the toothbrush patent sold to Dynamic Ventures Corp.

Response:                      Although the toothbrush patent sold to us and the toothbrush patent sold to Dynamic Ventures Corp. are both designed for a more efficient way of brushing teeth, they are fundamentally different.  Dentists encourage users to brush their teeth in a top-to-bottom motion, rather than side-to-side. Some toothbrushes are designed to assist in accomplishing this goal even when the user moves the toothbrush in a side-to-side direction.  Our toothbrush is designed with single, central tuft bundles and two side bundles.  As the user moves the brush from side-to-side, the separate tufts on the side move away from the central tuft in a perpendicular motion thus accomplishing the top-to-bottom motion.  In contrast, the Dynamic Ventures Corp.’s toothbrush employs a completely different design involving rotatable bristles that rotate on an axis in a perpendicular direction to the motion of the toothbrush, which is expected to generate a significant secondary up-down brushing effect.

General Development, page 16

8.	Please disclose the change in business plan mentioned in response 8. Include the nature of the change, the date of the change, and the reason for the change.

Response:                      Revised.  In November 2010, after seeking third parties to develop a prototype, we came to the conclusion that manufacturing the prototype ourselves would not provide us with any cost benefit in locating third parties willing to license and market the technology, since the process of developing the prototype would be time consuming and expensive.  We believe that we will be able to reach our goals of licensing and marketing the patent technology without incurring the expense of first creating the prototype.  We therefore changed our business plan and revised the prospectus to describe the steps the Company plans to undertake to market and license the technology, without first manufacturing a prototype.  Please see the Fourth Amended Draft.

9.	Regarding your response to prior comment 24:

▪
Please expand your response to provide us support for the statement in the patent that separate hinged bristle pad concept has been proven sound and that the Rocker Toothbrush failed to achieve its goal. If you do not have support for your statements in the patent, it is unclear why you believe it is appropriate for you to include them in the prospectus.

▪
Please clarify who made the statements in the patent that you disclose. If the statements were made by the inventor or another party that submitted the patent application, please revise to remove any implication that the statements were the conclusions of the agency that issued the patent. File any consent required by Rule 436.

Crown Dynamics Corp.
113 Barksdale Professional Center
Newark, DE 19761
Response:                      Revised. We have deleted both statements from the document.  Please see the Fourth Amended Draft.

Existing or Probable Government Regulations, page 19

10.
We note your response to prior comment 22. Please tell us why you have provided disclosure about FDA regulation rather than regulation in Israel given your disclosure on page 5 that you intend to locate and contract with licenses that will sell a product based on your patent in the Israeli market.

Response:                      Revised.  We have revised our disclosure on page 5 of the document to indicate that we intend to locate and contract with third party licensees that will sell a product based on our patent in the US market.  Please see the Fourth Amended Draft.

Analysis of Financial Condition and Results of Operations, page 21

11.	Please tell us, with a view to disclosure, why your filing expenses increased in the quarter ended December 31, 2010.

Response:                      Revised.  We have revised the Analysis of Financial Condition and Results of Operations section on page 21 of the document to disclose that our filing expenses increased in the fourth quarter as a result of costs related to filing our amended S-1 registration statement in November and December of 2010.

Directors and Executive Officers, page 24

12.	Please expand you response to prior comment 31 to tell us why your disclosure of the "main reason" or disclosure of some "among other reasons" satisfies your obligation per Regulation S-K Item 401(e).

Response:                      Revised.  We have revised our disclosure in this section of the document to state as follows:  “The ability to manage both individuals and departments is the reason why Mr. Rehavi was chosen as President and Director of our Company.”

Crown Dynamics Corp.
113 Barksdale Professional Center
Newark, DE 19761

Our common Stock, page 27

13.	Your disclosure in response to prior comment 34 regarding June 17, 2011 and six months appears to conflict with your disclosure regarding Rule 144(i). Please clarify.

Response:                      Revised.  We have revised page 27 of the document by clarifying that our affiliates’ ability to sell their stock pursuant to Rule 144 is subject to the Company having operations for at least a year.  Please see our revised disclosure below:

“As of the date of this prospectus, there are two (2) stockholders of record holding a total of 3,000,000 shares of our common stock.  All of our issued shares of common stock are "restricted securities", as that term is defined in Rule 144 of the Rules and Regulations of the SEC promulgated under the Securities Act.  All of these 3,000,000 shares are held by our “affiliates”, as such term is defined in Rule 144, and as long as the Company is a non-reporting issuer and has operations for at least a year, the shares may be sold in the public market by affiliates commencing one year after their acquisition, subject to the availability of current public information, volume restrictions, and certain restrictions on the manner of sale.  If the Company becomes a reporting issuer, the holding period is reduced to six months, but the other restrictions remain in place.  Since we have not commenced operations and we have nominal operations and nominal non-cash assets, we are considered an issuer with no or nominal operations and no or nominal non-cash assets, and Rule 144(i) applies to us.  Therefore, our stockholders holding unregistered shares will be unable to use Rule 144 to resell their stock until at least 12 months after we have operations and more than nominal assets.”

Financial Statements

14.	Please update the financial statements when required by Rule 8-08 of Regulation S-X.

Response:  Revised.  We have filed financial statements updated through March 31, 2011 with the Fourth Amended Draft.

Signatures, page 35

15.           Please use the language that Form S-1 currently requires on the Signatures page.

Response: Revised.  We have revised the Signature page.  Please see the Fourth Amended Draft.

16.           Please obtain and file currently dated signatures with your amendments.

Response: Revised.  We have obtained and filed the signed Fourth Amended Draft with current signatures.

Crown Dynamics Corp.
113 Barksdale Professional Center
Newark, DE 19761
Exhibit 5.1

17.	Please file a revised opinion to clarify which "securities set forth in the Registration Statement" are the subject of the paragraph numbered 3 in this exhibit.

Response: Revised.  We have filed a revised opinion from our legal counsel with the Fourth Amended Draft.

Exhibit 23.1

18.	Please include a currently dated and signed consent from your independent auditors with any amendment of the filing.

Response: Revised.  We have filed a currently dated and signed consent from our independent registered auditors with the Fourth Amended Draft.

*           *           *

We trust that the responses provided above address the issues raised in the Staff Letter.  If you have any questions or require further clarification, please do not hesitate to contact us at Tel: +972-506503520.

Sincerely,

Amir Rehavi, President and Director Crown Dynamics Corp.

VIA EDGAR
cc:           Tom Jones, Securities and Exchange Commission, Division of Corporation Finance - Edgar